787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 10, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: David L. Orlic

Re:	SunAmerica Specialty Series (the “Registrant”)

Securities Act File No. 333-111662

Investment Company Act File No. 811-21482

Dear Mr. Orlic:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned and Elliot J. Gluck on December 3, 2019, regarding Post-Effective Amendment No. 67 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 67 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for the AIG Income Explorer Fund (the “Fund”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.	General

Comment 1:	Please explain why the Privacy Statement being included in the front of the Prospectus is consistent with Form N-1A which does not permit information required by Items 2 through 8 of Form N-1A to be preceded by any other Item except the Cover Page (Item 1).

Response 1:	As disclosed at the top of the Privacy Statement, the Privacy Statement is not part of the Prospectus. Accordingly, the Registrant submits that the placement of the Privacy Statement is not inconsistent with the order requirements of Form N-1A.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

David L. Orlic

December 10, 2019

II.	Prospectus

Comment 2:	In the subsection entitled “Fund Highlights – Example,” please revise the introductory paragraph to disclose that operating expenses only take into account the effect of the Expense Limitation Agreement for the period of its term.

Response 2:	As disclosed in footnote 3 to the fee table, the Expense Limitation Agreement will continue in effect indefinitely, unless terminated by the Board of Trustees (the “Board”), including a majority of the trustees of the Board who are not “interested persons” of SunAmerica Specialty Series as defined in the Investment Company Act of 1940, as amended. Accordingly, the Registrant submits that the requested revision is not necessary.

Comment 3:	In the subsection entitled “Fund Highlights – Principal Investment Strategies and Techniques of the Fund,” please disclose the target allocations to the three sleeves, if applicable.

Response 3:	The requested disclosure has been added.

Comment 4:	Please confirm that the REITs in which the Funds will be investing will be publicly traded.

Response 4:	The Registrant confirms that the REITs in which the Fund will be investing will be publicly traded.

Comment 5:	In the subsection entitled “Fund Highlights – Principal Investment Strategies and Techniques of the Fund – Preferred Securities Enhanced Index Strategy,” please add disclosure in regard to the securities selection process.

Response 5:	The Registrant submits that disclosure regarding the securities selection process is included in the second paragraph under “Preferred Securities Enhanced Index Strategy.” The Registrant has enhanced such disclosure.

Comment 6:	In the subsection entitled “Fund Highlights – Principal Investment Strategies and Techniques – Preferred Securities Enhanced Index Strategy,” please add reference to the Preferred Sleeve’s active trading strategy.

Response 6:	The following disclosure has been added: “The Preferred Sleeve may engage in active trading of its portfolio securities.”

Comment 7:	In the subsection entitled “Fund Highlights – Principal Risks of Investing in the Fund,” please add additional risk disclosure related to contingent capital securities.

Response 7:	The Registrant had added the requested risk disclosure.

David L. Orlic

December 10, 2019

Comment 8:	In the subsection entitled “Fund Highlights – Principal Risks of Investing in the Fund,” please add active management risk disclosure.

Response 8:	The Registrant submits that the above-referenced risk disclosure, with respect to the Fund, is set out in the risk factors “Equity Market Volatility and Securities Selection Risk” and “Factor-Based Investing Risk.”

Comment 9:	In the subsection entitled “Fund Highlights – Performance Information,” please add disclosure regarding the reason for the Fund’s benchmark index change.

Response 9:	The Registrant submits that the above-referenced section currently discloses the reason for the Fund’s benchmark change. Specifically, the following sentence is included: “SunAmerica believes that the MSCI ACWI Index is more relevant to the Fund’s current investment strategies and techniques.”

Comment 10:	In the subsection entitled “Fund Highlights – Performance Information,” please add performance information for the MSCI All Country World (ACWI) Index to the average annual total returns table.

Response 10:	The above-referenced disclosure has been added.

Comment 11:	In the subsection entitled “Fund Highlights – Performance Information,” please include the parenthetical “(reflects reinvested dividends net of withholding taxes but reflects no deduction for fees, expenses or taxes)” after MSCI World Index (Net) in the table.

Response 11:	The Registrant has added the requested disclosure.

Comment 12:	In the subsection entitled “Shareholder Account Information – Sales Charge Reductions and Waiver – Waivers for Certain Investors for Class A Shares,” please identify the financial planners, institutions, broker-dealer representatives or registered investment advisers utilizing fund shares in fee-based investment products that are party to an agreement with AIG Capital Services, Inc.

Response 12:	The Registrant submits that the above-referenced disclosure is consistent with the requirements of Item 12(a)(2) of Form N-1A, which requires registrants to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads...[and] [i]dentify each class of individuals or transactions to which the arrangements apply....” (emphasis added) The Registrant notes that the above-referenced disclosure appropriately identifies the class of individuals eligible for a waiver of sales charges on Class A shares. In light of the Staff’s comment, however, the Registrant will consider adding more specificity to the above-referenced disclosure in connection with the Registrant’s annual update.

Comment 13:	In Appendix A, please confirm the meaning of the term “fund family.”

David L. Orlic

December 10, 2019

Response 13:	The disclosure in Appendix A is largely uniform across various fund families whose fund shares are sold through the relevant financial intermediaries. In the context of the Fund’s prospectus, the term “fund family” means the AIG fund family.

Comment 14:	Under the section entitled “More Information About the Fund,” please disclose the investment objective pursuant to Item 9(a) of Form N-1A.

Response 14:	The Registrant has included the requested disclosure.

Comment 15:	Please confirm if any investments of the Fund are tied to LIBOR. If yes, please include LIBOR replacement risk.

Response 15:	The Registrant has added the requested risk disclosure.

Comment 16:	Please include Brexit disclosure, if applicable to the Fund.

Response 16:	The Registrant has added Brexit risk disclosure to the SAI.

SAI

Comment 17:	Under the subsection entitled, “Investment Restrictions,” please include an explanation of what “as permitted under the 1940 Act” means for purposes of the various restrictions and what “concentrate” means under the 1940 Act.

Response 17:	The Registrant has added the requested disclosure.

Should you have any questions concerning the above, please call the undersigned at 212-728-8427.

Very truly yours,

/s/ Allison H. Schwartz

Allison H. Schwartz

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Edward Gizzi, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP